

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4628**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 4, 2010

`

Mr. Tom S.Q. Yip
Chief Financial Officer
Silver Standard Resources Inc.
999 West Hastings Street
Suite 1400
Vancouver, British Columbia V6C 2W2

       **Re:**    **Silver Standard Resources Inc.**
              **Form 20-F for the Fiscal Year Ended December 31, 2008**
              **Filed March 31, 2009**
              **File No.  000-26424**

Dear Mr. Yip:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,


                    Brad Skinner
                    Senior Assistant Chief Accountant